UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 Amendement (4)



                    Under the Securities Exchange Act of 1934


                           Lakeland Industries, Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.01 Par Value per share
                         ------------------------------------------
                         (Title of Class of Securities)


                                    511795106
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                         c/o Holtzman Opportunity Fund, L.P.
                            100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 April 18, 2008
                                 ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D/A

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

        PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                         395,661
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     395,661
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.27%

14   TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D/A

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                SCHEDULE 13D/A

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Holtzman Opportunity Fund, L.P. 20-2923350

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         302,400
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     302,400
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.55%

14   TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D/A

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SH Independence, LLC 20-2923276

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         302,400
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      302,400
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.55%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D/A

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Holtzman Financial Advisors, LLC 20-0236486

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         302,400
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     302,400
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.55%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 amends and supplements the Schedule 13D, dated March 9, 2007, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by Seymour Holtzman and others with respect to the common stock, $.01 par value (the "Common Stock"), of Lakeland Industries, Inc. (the "Issuer"). The address of the principal offices of the Issuer is 701-7 Koehler Avenue, Ronkonkoma, NY 11779.


Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:
On April 18, 2008, the Holtzman Opportunity Fund, L.P. delivered a letter to the Issuer responding to the Issuer's public statements, a copy of which is attached as exhibit 1. On April 22, 2008, the Holtzman Opportunity Fund,
L.P. sent a letter to the Issuer notifying Issuer that it was withdrawing its notice of intent to nominate individuals for election to the Issuer's Board of Directors at the 2008 Annual Meeting of Stockholders, a copy of which is attached as exhibit 2. The Reporting Persons do not intend to nominate anyone to the Issuer's Board of Directors at the 2008 Annual
Meeting of Stockholders and do not intend to solict proxies with respect to that meeting.


Item 5. Interest in Securities of the Issuer.

          (a) and (b) As of April 22, 2008, the Reporting Persons owned an aggregate of 395,661 shares of Common Stock, representing approximately 7.27% of the outstanding shares of Common Stock based upon the 5,443,800 shares of Common Stock reported by the Issuer to be outstanding as of April 10, 2008 in its Form 10-K filed with the SEC on April 14, 2008 for the fiscal year ended January 31, 2008.

As of April 22, 2008, Seymour and Evelyn Holtzman beneficially owned an aggregate of 93,261 shares of Common Stock, representing approximately 1.71% of the outstanding shares of Common Stock.

As of April 22, 2008, Opportunity beneficially owned an aggregate of 302,400 shares of Common Stock, representing approximately 5.55% of the outstanding shares of Common Stock. By virtue of the relationships described under Item 2 of this Schedule 13D, Advisors and Independence may be deemed to have indirect beneficial ownership of the 302,400 shares of Common Stock held by Opportunity.

As of April 22, 2008, by virtue of the relationships described under
Item 2 of this Schedule 13D, Seymour Holtzman may be deemed to have indirect beneficial ownership of the 302,400 shares of Common Stock held by Opportunity. Seymour Holtzman has sole voting and dispositive power over the 93,261 shares of Common Stock beneficially owned by him and his wife and the 302,400 shares owned by Opportunity. Therefore, Seymour Holtzman may be deemed to benefically own in the aggregate 395,661 shares of Common Stock, representing approximately 7.27% of the outstanding shares of Common Stock.




Item  7.  Material to be Filed as Exhibits.

Exhibit 1. Letter dated April 17, 2008 from Seymour Holtzman of Holtzman Opportunity Fund, L.P. with (two attachments) delivered to the Issuer on April 18, 2008.

Exhibit 2. Letter dated April 22, 2008 from Seymour Holtzman of Holtzman Opportunity Fund, L.P., sent to the Issuer on April 22, 2008.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 22, 2008



                          Holtzman Opportunity Fund, L.P.
                          By: Holtzman Financial Advisors, LLC,
                          its General Partner
                          By: SH Independence, LLC, its Managing Member
                          By: /s/ Seymour Holtzman
                          ----------------------------
                          Name: Seymour Holtzman
                          Title: Managing Member


                          Holtzman Financial Advisors, LLC
                          By: SH Independence, LLC its Managing Member
                          By: /s/ Seymour Holtzman
                          ----------------------------
                          Name:  Seymour Holtzman
                          Title: Managing Member

                          SH Independence, LLC

                          By: /s/ Seymour Holtzman
                          ----------------------------
                          Name:  Seymour Holtzman
                          Title: Managing Member


                          /s/ Seymour Holtzman
                          -------------------------------
                          Seymour Holtzman


                          /s/ Evelyn Holtzman
                          -------------------------------
                          Evelyn Holtzman